EF Hutton,

division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

February 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Jordan Nimitz / Ms. Celeste Murphy

Re: TC BioPharm (Holdings) plc

Registration Statement on Form F-1, File No. 333-260492

Registration Statement on Form F-6, File No. 333-262149

Registration Statement on Form 8-A, File No. 001-41231

WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: February 3, 2022

Requested Time: 4:00 pm, Eastern Time

Ladies and Gentlemen:

We hereby withdraw our Request for Acceleration of Effectiveness submitted February 2, 2022.

Very truly yours,

EF Hutton,
division of Benchmark Investments, LLC

By:	/S/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal